UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2022

Commission file number: 001-40753

ICECURE MEDICAL Ltd.

(Translation of registrant’s name into English)

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On June 13, 2022, the Registrant issued a press release titled: “IceCure Medical, Shanghai Medtronic & Turing Medical Sign Distribution Agreement in Mainland China.” A copy of this press release is furnished herewith as Exhibit 99.1.

The first, second and third paragraphs, as well as the sections titled “About the Distribution Agreement,” “About IceCure Medical,” and “Forward-looking Statements” in the press release of this Report of Foreign Private Issuer on Form 6-K are incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File No. 333-262620 and File No. 333-264578), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “IceCure Medical, Shanghai Medtronic & Turing Medical Sign Distribution Agreement in Mainland China.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IceCure Medical Ltd.

Date: June 13, 2022	By:	/s/ Eyal Shamir
		Name:	Eyal Shamir
		Title:	Chief Executive Officer

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